FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

DATAMIRROR CORPORATION
(Registrant's name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

Documents Included as Part of this Report

No.	Document
1.	Press Release dated April 2, 2002.

Document 1

DataMirror
3100 Steeles Avenue East
Suite 1100
Markham, Ontario L3R 8T3
TEL: (905) 415-0310
FAX: (905) 415-0340
Web Site: www.datamirror.com

For Immediate Release

DataMirror Announces LiveBusiness™

LiveBusiness Framework Helps Companies Rapidly Achieve Real Business Benefits

TORONTO, CANADA—(April 2nd, 2002)—DataMirror (Nasdaq: DMCX; TSE: DMC), the leading provider of enterprise application integration and resiliency solutions, today announced details of its new LiveBusiness™ framework strategy designed to help companies across all industries achieve competitive advantage and real business success. As part of the strategy, DataMirror has realigned its entire organization—from development and support to professional services, sales and marketing—away from being a technology-driven organization to being more solution-driven. DataMirror is also offering packaged solutions that include software, support and professional services.

The shift in strategy is designed to help customers integrate valuable information and make it available in real-time to employees, decision makers and partners so they can make real connections with people down the hall, across the country and around the globe in a matter of seconds, rather than hours or days. DataMirror's goal is to help companies increase their agility, customer responsiveness and accountability—attributes that directly impact the bottom line.

"LiveBusiness is more than just technology," said Nigel Stokes, CEO, DataMirror. "LiveBusiness transforms businesses into real-time, zero-latency enterprises so they can compete effectively in today's real-time economy. Many technology companies don't provide customers with a clear vision of how technology can be applied in real business environments to actually solve business problems. DataMirror is different because we are committed to solving customers' real business problems. The technology is just an enabler. When companies choose DataMirror, they're not just buying software, they're making an investment in a total business solution that includes services, support and almost a decade of expertise. Our comprehensive end-to-end solutions help companies integrate, protect and monitor their corporate data so they can focus on driving their business—not their technology."

The DataMirror LiveBusiness framework is comprised of four key business solutions at the core of all business environments:

LiveIntegration – Integrate corporate and customer data in real-time across all computers in your business to make better business decisions faster.

LiveResiliency – Protect your critical data and applications through 24/7 availability, disaster avoidance and recovery. Rebound quickly from both unplanned and planned downtime.

LiveAudit – Monitor the security of corporate data assets and rapidly comply with federal E-records mandates. Enhance accountability, combat fraud and increase the overall security of information systems.

LiveCapture – Capture information in the field via mobile devices and flow this data directly into SAP for increased productivity and highly efficient inventory and asset management.

To find out more about LiveBusiness, visit http://www.datamirror.com/livebusiness or call 1-800-362-5955 to receive a complementary LiveBusiness Solutions Kit which contains valuable information organizations need to compete in today's real-time economy.

About DataMirror

DataMirror (Nasdaq: DMCX; TSE: DMC) delivers solutions that let customers integrate data across their enterprises. DataMirror's comprehensive family of products unlocks *the experience of now*™ by providing advanced real-time capture, transform and flow (CTF) technology that gives customers the instant data access, integration and availability they demand today across all computers in their business.

Over 1,500 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

Media and Financial Contacts:

Peter Cauley
Chief Financial Officer
DataMirror Corporation
E-mail: pcauley@datamirror.com
Phone: 905-415-0310 ext. 271
Fax: 905-415-0340

Tracy Staniland
Director of Marketing
DataMirror Corporation
E-mail: tstaniland@datamirror.com
Phone: 905-415-0310 ext. 274
Fax: 905-415-5196

Karen Quatromoni
PR Contact
Rainier Corporation
E-mail: karenq@rainierco.com
Phone: 978-464-5302 ext. 150
Fax: 978-464-2968

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2002

DATAMIRROR CORPORATION

Peter Cauley
Chief Financial Officer